

June 23, 2011

<u>Via Facsimile</u>
R. Scott Anderson
President and Chief Executive Officer
Bank of Granite Corporation
Post Office Box 128
Granite Falls, N.C. 28630

Re: Bank of Granite Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed March 31, 2011
File No. 0-15956

Dear Mr. Anderson:

We have reviewed your supplemental response dated June 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Capital Requirements, page 6

1.   We note your response to comment 1 of our letter dated May 20, 2011. We reissue our comment requesting that you please tell us, and disclose in your amended 10-K, the extent to which each of the steps has been accomplished. To be clear, we are requesting a general summary of the steps you have taken as a result of the order, not an exact quantification of your level of compliance. Similarly, we are requesting a clarification of the phrase "capital enhancing transactions and strategies," not disclosure of the details of such activities. Provide updated disclosure in future filings as appropriate.

Management's Discussion and Analysis, page 17

Overview

2. We note your response to comment 2 of our letter dated May 20, 2011. Please disclose this information in your amended 10-K.

Troubled Debt Restructures, page 26

3. We note your response to comment 5 of our letter dated May 20, 2011. In this response you state that $7.4 million of the $21.7 million in TDRs pertain to principal and interest forgiveness. Please provide us with a description of the modifications made on the remaining $14.3 million in TDRs as of December 31, 2010 and refer back to our prior comment 5 to include a response incorporating all the information requested in the bullets. Also please confirm that you plan to revise future filings to include a broader discussion of the TDRs.

Financial Statements

Note 4 – Loans, page 46

4. We note your response to comment 7 of our letter dated May 20, 2011 including your statement that the Bank has not originated any residential mortgage loans in at least the last eight years (the mortgage subsidiary ceased origination in mid-2009). Please confirm that you did not have any residential real estate loans as of December 31, 2009 and 2010, and revise future filings to clearly disclose this fact.

Principal Holders of Voting Securities, Page 2 of Definitive Proxy Statement on Schedule 14A

5. We note your response to comment 8 of our letter dated May 20, 2011. Please include this disclosure in Item 12 of your amended 10-K, and please note that we may have additional comments once we have reviewed your disclosure.

Executive Compensation, Page 15 of Definitive Proxy Statement on Schedule 14A

6. We note your response to comment 9 of our letter dated May 20, 2011. Please revise Item 11 of your amended 10-K to specifically incorporate by reference the section entitled "Director Compensation" in your Definitive Proxy Statement on Schedule 14A.

Exhibits 31.1 and 31.2

7. We note your response to comment 10 of our letter dated May 20, 2011. Please note that we may have additional comments once we have reviewed your new, corrected certifications.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396, or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Attorney-Advisor, at 202-551-3454 or me at 202-551-3436 with any other questions.

Sincerely,

/s/ Gregory Dundas

Gregory Dundas
Senior Counsel